SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-20008

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Forgent Networks 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Forgent Networks, Inc.

108 Wild Basin Road

Austin, Texas 78746

Financial Statements and Supplemental Schedules Forgent Networks 401(k) Plan December 31, 2004 and 2003 and year ended December 31, 2004 with Report of Independent Registered Public Accounting Firm

Forgent Networks 401(k) Plan

Financial Statements

and Supplemental Schedules

December 31, 2004 and 2003 and year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Trustees

Forgent Networks 401(k)

We have audited the accompanying statements of net assets available for benefits of the Forgent Networks 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for the Plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Austin, Texas

July 8, 2005

Forgent Networks 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments at fair value	$11,334,156	$12,985,070
Employee contributions receivable	—	15,195
Employer contribution receivable	—	1,855

Net assets available for benefits	$11,334,156	$13,002,120

See accompanying notes.

Forgent Networks 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Employee contributions	$183,041
Employer contributions	4,165
Net appreciation in fair value of investments	949,868
Rollover contributions	98
Interest income	46,883

Total additions	1,184,055

Deductions:
Benefit payments	2,840,806
Administrative expense	11,213

Total deductions	2,852,019

Net decrease in net assets available for benefits	(1,667,964)

Net assets available for benefits at beginning of year	13,002,120

Net assets available for benefits at end of year	$11,334,156

See accompanying notes.

Forgent Networks 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The Forgent Networks 401(k) Plan (the Plan) became effective January 1, 1990.

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing plan covering substantially all employees of Forgent Networks, Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 1, 2004, Prudential Retirement Insurance and Annuity Company (“Prudential”) assumed the operations of CIGNA Retirement & Investments (“CIGNA”). Thus the names of the various investment options within the Plan were renamed.

Contributions

Eligible employees may contribute from 1% up to 20% of compensation, as defined in the Plan, up to the statutory annual deferral limit.

The Company may make matching contributions up to specified amounts at its discretion. The Company matched 25% of employee deferrals up to a maximum of 6% of employee earnings.

All contributions are invested at the direction of the participants.

Eligibility

Employees are eligible for participation in the Plan after obtaining 21 years of age.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Company matching contributions and actual earnings thereon vest based on years of service completed by participants. Vesting is determined in accordance with the following schedule:

Years of Service	Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, in the event of the participant’s death or disability, or in the event of termination under certain circumstances other than those listed or if the participant reaches age 70 1/2 while still employed. Benefits may be paid in a lump-sum distribution or by an annuity.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time, as subject to the provisions of ERISA. Upon such termination, each participant becomes fully vested and all benefits shall be distributed to the participants or their beneficiaries.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Upon written application of a participant, the Plan may make a loan to a participant. Participants are allowed to borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance or $50,000. Loans are amortized over a maximum of 60 months unless it is used to purchase participant’s principal residence and repayment is made through payroll deductions. The amount of the loan is deducted from the participant’s investment accounts and bears interest at a rate commensurate with local rates for similar plans.

Forfeitures

Forfeitures, if any, under the Plan are either applied to payment of certain administrative expenses of the Plan and then to the Company’s matching contribution to the Plan for the Plan year in which the forfeitures occur.

Administration

The Plan is administered by trustees consisting of officers and employees of the Company. Certain administrative expenses of the Plan are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Effective January 1, 1998, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company) (“CGLIC”). On April 1, 2004 these contracts were assumed by Prudential. The contract includes the Prudential Guaranteed Income Fund and Guaranteed Governmental Securities Fund, which are invested in Prudential’s general portfolio and are recorded at contract value, which approximates fair value. The Guaranteed Income Fund does not have a maturity date or penalties for early withdrawals. Participant directed transfers among investment options and distributions are normally made immediately; however, Prudential may exercise their contractual right to defer a transfer or distribution from the Guaranteed Income Fund. It has seldom been necessary for Prudential to invoke this deferral provision. The rate of credited interest for any period of time will be determined by Prudential and is guaranteed for six month periods (January 1 through June 30 and July 1 through December 31). The average yield for the Guaranteed Income Fund and the Guaranteed Governmental Securities Fund was approximately 2.5% and 2.70% and .67% and .71% for the year ended December 31, 2004 and 2003, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) for the Guaranteed Income Fund and the Guaranteed Governmental Securities Fund was 3.5% and 3.70% and 1.04% and .60% as of December 31, 2004 and 2003, respectively.

The contract also includes pooled separate accounts. Prudential determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Participant loans are stated at cost, which approximates fair value. Investments in Forgent common stock are reported at fair value, based on quoted prices in active markets.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and the accompanying notes and schedules. Actual results could differ from those estimates.

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2004 or 2003 are as follows:

	December 31
	2004	2003
Prudential Retirement Insurance and Annuity Company:
Timesquare Corporate Bond/BSAM Fund	$714,965	$1,091,549
Fidelity Advisors Growth Opportunities Fund	899,169	970,791
Dreyfus Founders Growth Fund	715,232	833,670
Neuberger & Berman Partners Trust Fund	1,052,515	930,784
Balanced I/Wellington Management Fund	1,190,995	1,213,214
Templeton Foreign Account Fund	682,654	703,830
Janus Worldwide Account Fund	372,957	604,282
State Street Russell 3000 Fund	609,537	813,949
Small Cap Growth/Timesquare Fund	1,762,190	1,965,429
Small Cap Value/Berger Fund	—	722,789
Small Cap Value/Perkins Wolf McDonnell	837,405	—
Guaranteed Income Fund	1,565,623	2,503,384

Forgent Networks 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as follows:

Pooled separate accounts	$988,396
Common stock	(38,528)

$949,868

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 26, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

Supplemental Schedules

Forgent Networks 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

EIN: 74-2415696 PN: 001

Year ended December 31, 2004

Year Ended	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
2003	$2,480	$2,480

Forgent Networks 401(k) Plan

Schedule H, line 4i, Schedule of Assets (Held at End of Year)

EIN: 74-2415696 Plan Number 001

December 31, 2004

Identity of Issue	Description of Asset	Current Value
*Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	$1,565,623
*Prudential Retirement Insurance and Annuity Company	Guaranteed Government Securities Fund	13,558
*Prudential Retirement Insurance and Annuity Company	Timesquare Corporate Bond/BSAM Fund	714,965
*Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	82,315
*Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	244,874
*Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	88,229
*Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	12,671
*Prudential Retirement Insurance and Annuity Company	Fidelity Advisors Growth Opportunities Fund	899,169
*Prudential Retirement Insurance and Annuity Company	Dreyfus Founders Growth Fund	715,232
*Prudential Retirement Insurance and Annuity Company	Neuberger & Berman Partners Trust Fund	1,052,515
*Prudential Retirement Insurance and Annuity Company	Balanced I/Wellington Management Fund	1,190,995
*Prudential Retirement Insurance and Annuity Company	Lazard Equity Portfolio Account Fund	118,439
*Prudential Retirement Insurance and Annuity Company	Janus Worldwide Account Fund	372,957
*Prudential Retirement Insurance and Annuity Company	Templeton Foreign Account Fund	682,654

Forgent Networks 401(k) Plan

Schedule H, line 4i, Schedule of Assets (Held at End of Year) (continued)

EIN: 74-2415696 Plan Number 001

December 31, 2004

Identity of Issue	Description of Asset	Current Value
*Prudential Retirement Insurance and Annuity Company	State Street Russell 3000 Fund	$609,537
*Prudential Retirement Insurance and Annuity Company	Small Cap Growth/Timesquare Fund	1,762,190
*Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins Wolf McDonnell	837,405
*Prudential Retirement Insurance and Annuity Company	Mid Cap Value/Cooke & Bieler Fund	33,602
*Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners	97,106
*Prudential Retirement Insurance and Annuity Company	High Yield Bond/Caywood-Scholl Fund	63,697
*Prudential Retirement Insurance and Annuity Company	T. Rowe Price EQ Inc.-ADV SH	53,000
*Prudential Retirement Insurance and Annuity Company	Oppenheimer Global-CLA	54,584
*Forgent, Inc.	Forgent Common Stock Fund	68,839

Total		$11,334,156

*	Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Forgent Networks
401(k) Plan

Date: July 14, 2004	By:	/s/ Paul Tesluk
	Name:	Paul Tesluk
	Title:	Plan Advisor

Exhibit Index

Exhibit Number	Document Description
23.1	Consent of Ernst & Young